October 27, 2014

VIA EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	AV Homes, Inc.

Form 10-K for the fiscal year ended December 31, 2013

Filed March 17, 2014

Form 10-Q for the Period ended June 30, 2014

Filed August 4, 2014

File No. 1-7395

Dear Mr. Cash:

On behalf of AV Homes, Inc. (the “Company”), I hereby respond to the Commission Staff’s comment letter, dated October 15, 2014, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2013 and its Form 10-Q for the period ended June 30, 2014.

Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response immediately thereafter.

Form 10-K for the Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition..., page 24

Results of Operations, page 28

1.	On page 31, you indicate that during the year ended December 31, 2013, compared to the year ended December 31, 2012, the number of homes closed increased by 57% and the related revenues increased by 65%. Please revise your consolidated and segment disclosures to more fully address the reasons for changes in the number of home closings and average sales prices during each period presented. Also, please more fully disclose and discuss the impact of sales incentives and cancellations, by segment, during each period presented. Please show us supplementally what your revised disclosures will look like.

In future filings, the Company will more fully address the reasons for changes in the number of home closings and average sales prices in its consolidated and segment disclosures and discuss the impact of sales incentives if material and cancellations, by segment, for each period presented.

Please find below the requested supplemental disclosure showing what our revised consolidated and segment disclosure would look like for the year ended December 31, 2013.

During the year ended December 31, 2013, the number of homes closed (481 units) increased by 57% compared to the year ended December 31, 2012 (306 units). The primary reason for the increase in number of homes closed was an improvement in overall housing market conditions during 2013 that led to an increase in the number of homes closed in our existing communities in both Active Adult and Primary Residential segments and in each of the Florida and Arizona markets. This increase in homes closed (175 units) was the primary driver of the 65% increase in revenue during that same period; however we also benefitted from an increase in the average sales price per home. Our average sales price for homes closed during the year ended December 31, 2013, increased to $238 compared to $227 for the year ended December 31, 2012. This increase was primarily due to a change in mix of homes closed between operating segments as we closed a greater proportion of Active Adult homes, which have a higher average sales price, than primary residential homes in 2013. Additionally, the averages sales price within each segment increased year over year.

The cancellation rate for the year ended December 31, 2013 increased slightly to 21.5% from 20.8% in 2012. The cancellation rate in the Primary Residential segment increased to 38.5% in 2013 from 17.5% in 2012 driven by higher cancellation rates in our Florida communities and was primarily attributable to customer mortgage qualification issues. This increase was partially offset by a decrease in the cancellation rate within the Active Adult segment, which declined to 13.3% in 2013 from 24.9% in 2012, driven by improvements in the Arizona market.

Sales incentives continued to trend downward in 2013 compared to 2012 in both the Primary Residential and Active Adult segments primarily attributable to improving market conditions in the Phoenix and Orlando markets.

Fiscal Year 2013 Compared to Fiscal Year 2012, page 31

2.	We note on pages 32 and 33 that you disclose the measures contribution margin (gross margin less commissions and excluding impairment charges) and average contribution margin (excluding impairments). In future filings please either remove these measures from your filing or fully comply with the requirements to present these non-GAAP measures. Please also ensure that you discuss the most comparable GAAP financial measure whenever you discuss contribution margin or average contribution margin, if applicable. Please show us supplementally what your revised disclosures will look like. Refer to Item 10(e) of Regulation S-K.

In future filings, the Company will remove the measures contribution margin (gross margin less commissions and excluding commissions and impairment charges) and average contribution margin (excluding impairments). In the event the Company either decides to begin using these measures again or provides any other non-GAAP measures in future filings, the Company will fully comply with the applicable requirements of Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 34

Cash Flows, page 34

3.	In your discussions of operating cash flows, please discuss the changes in working capital components that impacted cash flows from operations for all periods presented. In future filings please expand your disclosures to discuss the underlying reasons for changes in material components, including receivables, land and other inventories, accounts payable, estimated development liability and accrued and other liabilities. Please show us supplementally what your revised disclosures will look like. See Section IV.B of the SEC Interpretive Release No. 33-8350.

The Company acknowledges the interpretive guidance of the Staff as contained within Section IV.B of the SEC Interpretive Release No. 33-8350. In its future filings, the Company will include a discussion of the changes in working capital components that impacted cash flows from operations for all periods presented.

Please find below the requested supplemental disclosure containing a discussion of the changes in working capital components that impacted cash flows from operations for the year ended December 31, 2013.

For the year ended December 31, 2013, net cash used in operating activities was $62,437. The operating cash outflow was primarily due to the net loss of $8,272 and the increase in land and other inventories of $68,787. Using portions of the proceeds from our equity issuance in June 2013, we purchased land and lots for the expansion of our primary residential segment and increased the number of homes under construction commensurate with the increase in our home sales. These outflows were partially offset by a decrease in receivables of $2,837 from the collection of outstanding mortgage note receivables and an increase of $6,661 in accounts payables, estimated development liability and accrued and other liabilities as a result of the increase in the number of homes under construction.

4.	In future filings please revise your disclosures to indicate whether you were in compliance with your debt covenants for all periods presented, if applicable. Also, if you believe non-compliance is reasonable possible, please disclose actual and required ratios/amounts.

In future filings the Company will revise its disclosures to include whether it is in compliance with its debt covenants for all periods presented. In addition, if the Company determines that non-compliance is reasonably possible, it will disclose actual and required ratios/amounts in its future filings. Supplementally, the Company advises the Staff that it has been in compliance with its debt covenants in all prior periods.

Financial Statements

Note 1 – Basis of Financial Statement Presentation…, page 47

Land and Other Inventories, page 48

5.	You indicate that in 2013, you changed your plans to sell certain assets, resulting in the reclassification of these assets to Land and Other Inventories and a reversal of previously recorded impairment expense of $958. Please tell us how you determined that it was appropriate to reverse your previously recorded impairment expense. Please tell us what consideration you gave to ASC 360-10-35-44. Please cite the accounting literature used to support your conclusions.

In response to the Staff’s comments, please see below for a discussion of how the Company determined that it was appropriate to reverse its previously recorded impairment expense of $958 and the accounting literature used to support that conclusion and its consideration of ASC 360-10-35-44 in relation to such reversal.

Background and Original Write-off

The reversal of $958 in previously recorded impairment expense related to a parcel of property in Poinciana, Florida called Waterview. This parcel is a 282 acre property acquired by the Company in October 2004 for $13,800. The originally intended use for the property was as a planned development with 464 lots.

In the third quarter of 2011, the Company reclassified Waterview from held and used to held for sale, as management believed that the appropriate strategy would be to sell the property to generate cash and all criteria for held for sale classification were met per ASC 360-10-45-9. This would allow the Company to further its stated strategy of geographical diversification and focus on near term projects. This reclassification resulted in the Company writing down the property to its fair value under ASC 360-10.

In the third quarter of 2013, under a new senior management team, the Company determined that Waterview would be developed and that homes would be built and sold. Due to this change in the plan of sale, the property no longer met the criteria for being classified as held for sale, so was reclassified to held and used. Per ASC 360-10-35-44, when reclassifying an asset out of held for sale and into held and used, it should be measured at the lower of (a) its original carrying amount (before the asset was classified as held for sale) less any depreciation expense that would have been recognized had the asset been continuously classified as held and used, or (b) its fair value at the date of the subsequent decision not to sell. The Company performed both calculations as outlined in the ASC 360-10-35-44 guidance, noting the fair value at September 30, 2013 was lower than the adjusted carrying amount had the asset always been classified as held for use. The Company determined the fair value of the property utilizing a discounted cash flow analysis, and when compared to the unadjusted basis, resulted in a write-up in the value of Waterview asset as detailed below:

Original basis	$13,750,115
Depreciation not recorded [1]	0

(a) Original basis after deprecation	$13,750,115
(b) Fair Value at 9/30/13	$4,299,135
Lower of (a) or (b)	$4,299,135
Carrying amount of asset	3,341,828

Write-up per ASC 360-10-35-44 (rounded)	$958,000

[1]	No depreciation would have been recognized in connection with the Waterview asset from September 30, 2011 through September 30, 2013 as it was raw land.

Note 11 – Commitments and Contingencies, page 60

6.	You indicate that liabilities or costs arising out of pending litigation is not expected to have a material adverse effect on your business, consolidated financial position or results of operations. In future filings, please revise your disclosure to also address the expected impact on your cash flows as well.

In future filings, the Company will revise its disclosure to address the expected impact on its cash flows from liabilities or costs arising out of pending litigation.

Form 10-Q for the Period Ended June 30, 2014

Note 1 – Summary of Significant Accounting Policies, page 5

Non-Controlling Interest, page 7

7.	You disclosed that at December 31, 2013, you consolidated an investment in a LLC where you were determined to be the primary beneficiary due to a related party affiliation. At June 30, 2014, you were no longer considered the primary beneficiary of this LLC and therefore deconsolidated this LLC in accordance with ASC 810. Please tell us how you determined that it was appropriate to deconsolidate this LLC. Please also tell us how you accounted for this deconsolidation and tell us whether you recognized a gain or loss in net income attributable to the parent. Refer to ASC 810-10-40.

In response to the Staff’s comments, please see below for a discussion of how the Company determined that it was no longer the primary beneficiary of the LLC in question and therefore deconsolidated such LLC in accordance with ASC 810.

Background and Initial Determination

On May 31, 2012, the Company entered into an agreement with JEN Arizona 4 LLC (“JEN”) an Arizona limited liability company, to form a limited liability company, EM 646, LLC (“EM 646”) to hold land located within the Eastmark planned development in Mesa, Arizona. EM 646 would also fulfill joint infrastructure development obligations as required by the purchase agreement for the land. Following completion of the joint development obligations, the operating agreement for EM 646 called for the land to be distributed to the members. The partners in this entity are JEN and AVH EM, LLC (“AVH”). AVH is an indirect, wholly owned subsidiary of the Company. AVH and JEN hold a 58.8% and a 41.2% interest in EM 646, respectively, representing each party’s share of the purchase price for the property as determined by the amount of land that each would receive upon distribution from the joint venture. At the time that EM 646 was formed, the managing member of JEN was a member of the Company’s board of directors and therefore JEN was a related party to the Company.

On May 31, 2012, we evaluated EM 646 under ASC 810, Consolidation, and determined that based upon the supporting authoritative guidance and relevant facts and circumstances, EM 646 was a variable interest entity (VIE) and the Company was determined to be the primary beneficiary.

The Company evaluated EM 646 as a VIE because it qualitatively concluded based on numerous factors that EM 646 did not have sufficient equity investments at risk to absorb expected losses. ASC 810 requires that an enterprise perform a qualitative analysis, rather than a quantitative analysis, to determine if it has a controlling financial interest and is therefore the primary beneficiary of a VIE.

An enterprise is required to consolidate a VIE if it has both (a) the power to direct, the activities of a VIE that most significantly impact the entity’s economic performance (“power”) and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE (“benefits”).

The guidance further states that if an enterprise determines that power is shared among multiple unrelated parties such that no one party has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, then no party is the primary beneficiary. Power is shared if each of the unrelated parties are required to consent to the decisions relating to the activities that most significantly impact the VIE’s performance.

Based on review of the LLC agreement we noted the following:

•	The actions of the Members shall require the unanimous consent of the Members

•	An annual budget must be approved by the Members

•	If a decision cannot be agreed to in good faith by both Members, the matter will be concluded in arbitration

Accordingly, unanimous consent is required (i.e. consent by both members) before the joint venture can acquire and own additional property, or develop or sell the existing property. Any of these activities would have a significant impact on the economic performance of the VIE. Based on the guidance, this consent constitutes shared power and therefore neither AVH nor JEN can, on a stand-alone basis, be designated the primary beneficiary. However, since AV and JEN are related parties, because of the common board member, one of the parties must be identified as the primary beneficiary because, together, they have power to direct the activities that most significantly impact the VIE’s economic performance.

ASC 810-10-25-44 states, if an enterprise concludes that neither it nor one of its related parties individually meets the power and benefits criteria, but, as a group, the enterprise and its related parties have those characteristics, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary. Considering the factors in ASC 810-10-25-44 we determined that both AV and JEN were involved in the design of the VIE and are exposed to the expected losses of the VIE; however, AV is exposed to greater losses based on the variability in their interests.

As such, EM 646 was consolidated in the financial statements of the Company starting in the 2nd quarter of 2012.

Determination to Deconsolidate

On June 9, 2014, the common board member tendered his resignation from the board of directors of the Company and the Company accepted his resignation, thus removing the related party relationship from the above analysis. This is considered a reconsideration event under ASC 810-10-25-44. Therefore as power is shared between AVH and JEN, the Company no longer has the power, on a stand-alone basis, to direct the activities of EM 646 that most significantly impact EM 646’s economic performance. Based on this qualitative analysis, it was determined that under the criteria set out in ASC 810, the Company was no longer the primary beneficiary of EM 646 as of June 30, 2014. The remaining investment in EM 646 was therefore accounted for as an equity method investment and presented in Investments in Unconsolidated Entities.

ASC 810-10-40-4, Deconsolidation of a Subsidiary or Derecognition of a Group of Assets, states that amongst others, the following circumstance results in the deconsolidation of a subsidiary “A parent shall deconsolidate a subsidiary or derecognize a group of assets specified in the preceding paragraph as of the date the parent ceases to have a controlling financial interest in that subsidiary or group of assets.” However, under ASC 810-10-40-3A, the deconsolidation and derecognition guidance in this Section applies to “a subsidiary that is a nonprofit activity or a business, except for… a sale of in substance real estate (Sale of in Substance Real estate Subtopic 360-20 or 976-605).” Since this transaction involves the deconsolidation of in-substance real estate by EM 646, we have concluded that this transaction would not fall under ASC 810, Consolidation.

ASC 810-10-40-3A indicates that a parent entity must consider ASC 360-20 for sales of in-substance real estate; however, the guidance is silent to when a reporting entity loses control of an in-substance real estate subsidiary through means other than a sale. In ASU 2011-10, the FASB clarified that ASC 360-20 applies when a reporting entity loses control of an in-substance real estate subsidiary as a result of a default by the subsidiary on its nonrecourse debt. The EITF did not address other scenarios in which a reporting entity loses a controlling financial interest in an in-substance real estate subsidiary through means other than sale. The Company believes that the real estate literature provides relevant considerations for evaluating whether it is appropriate to derecognize real estate in the statement of financial position.

The guidance in ASC 810-10-40-3B further states that “the deconsolidation and derecognition guidance does not apply to a parent that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt.” The Company believes this guidance, and the above cited guidance, indicates that if the group of assets under consideration is real estate, the consolidation under ASC 810 does not apply when you cease to have a controlling financial interest. Based on the above, the Company believes the accounting for the deconsolidation would not fall under ASC 810, but rather, under ASC 360-20, Real Estate Sales or ASC 970-323, Real Estate -General.

In determining whether a gain should be recognized as part of this transaction, ASC 360-20-40-10 Real Estate Sales, requires that a sufficient amount of cash be received in order to recognize a gain on transactions within the scope of ASC 360. As the Company did not receive any proceeds from this transaction, the Company believes the derecognition should occur at cost and therefore no gain or loss was recognized

*        *        *

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (480) 214-7388.

Sincerely,

Dave M. Gomez

Executive Vice President & General Counsel